UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 3, 2016

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Third Quarter 2016 Trading Report”, dated November 3, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 3, 2016	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew Third Quarter 2016 Trading Report

3 November 2016

Smith & Nephew plc (LSE:SN, NYSE:SNN) trading report for the third quarter ended 1 October 2016.

Highlights2

•	Q3 revenue was $1,119 million, up 2% on an underlying basis and 1% on a reported basis

•	Revenue growth was 1% in the Established Markets, with US up 2%

•	Emerging Markets revenue up 6%, as China returned to growth

•	Revenue up 8% in Sports Medicine Joint Repair and 4% in Knee Implants continuing strong first half performance

•	Advanced Wound Bioactives declined -3%, full year revenue expected to be in-line with 2015

•	$350 million divestment of Gynaecology business completed during the quarter; associated $300 million share buy-back under way

Commenting on Q3, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“The third quarter saw a continuation of many of the trends seen in the previous period. Underlying revenue was up 2%, led by strong global growth of 8% in Sports Medicine Joint Repair and 4% in Knee Implants. We drove revenue up 6% in the Emerging Markets, with China returning to growth.

“We are greatly encouraged by the positive customer reaction to recent product launches, such as new camera and COBLATIONà systems in Sports Medicine and the extension of our JOURNEYà II Total Knee System. The expansion of our NAVIOà robotics platform is progressing at pace and it promises to be another successful acquisition.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s third quarter results will be held at 12.30pm GMT / 8.30am EDT on Thursday 3 November, details of which can be found on the Smith & Nephew website at http://www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter and nine months ended 1 October 2016 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2015 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations, technologies and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

Forward calendar

The full year results will be released on 9 February 2017.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2015 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

2

Third quarter trading update

Our third quarter revenue was $1,119 million (2015: $1,105 million), an increase of 2% on an underlying basis and 1% on a reported basis. The divestment of the Gynaecology business in August 2016 reduced the reported growth rate by -1%.

There were 63 trading days in the quarter, in-line with Q3 2015.

Consolidated revenue analysis for the third quarter

	1 October 2016 $m	26 September 2015 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,119	1,105	1%	2%	-1%	0%

Consolidated revenue by franchise	1 October 2016 $m	26 September 2015 $m	Reported growth %	Underlying growth[a] %	Underlying growth[a] %
				Global	US	OUS[b]
Sports Medicine, Trauma & Other	457	447	2%	4%	4%	5%

Sports Medicine Joint Repair[c]	140	130	8%	8%
Arthroscopic Enabling Technologies[c]	147	145	1%	2%
Trauma & Extremities	122	122	0%	1%
Other Surgical Businesses	48	50	-3%	12%

Reconstruction	351	342	3%	2%	1%	4%

Knee Implants[d]	213	205	4%	4%
Hip Implants[d]	138	137	0%	0%

Advanced Wound Management	311	316	-2%	-1%	3%	-4%

Advanced Wound Care	185	188	-2%	-2%
Advanced Wound Bioactives	80	84	-4%	-3%
Advanced Wound Devices	46	44	5%	5%

Total	1,119	1,105	1%	2%	2%	2%

Consolidated revenue by geography	1 October 2016 $m	26 September 2015 $m	Reported growth %	Underlying growth[a] %
US	540	532	1%	2%
Other Established Markets[e]	401	400	0%	0%
Emerging Markets	178	173	3%	6%
Total	1,119	1,105	1%	2%

(a)	Underlying growth is defined in Note 2 on page 2
(b)	Outside United States
(c)	Included within Q3 2015 analysis is a reclassification of $13 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the Q3 2016 results
(d)	Revenue growth for US knees 2%, OUS knees 6%, US hips -2%, OUS hips 2%
(e)	Australia, Canada, Europe, Japan and New Zealand

3

Franchise highlights for the third quarter

We delivered 8% revenue growth in Sports Medicine Joint Repair, with our full rotator cuff repair portfolio driving strong customer demand. In Arthroscopic Enabling Technologies revenue growth was 2%. We are making good progress with the launches of our new LENSà Surgical Imaging System and WEREWOLFà COBLATION System, with positive customer engagement across both. In October we opened a new Sports Medicine manufacturing plant in Costa Rica to support the global demand for COBLATION technology.

We returned Trauma & Extremities to growth, with Q3 revenue up 1%, as China improved as expected. In the Gulf States it remains unlikely that there will be any major tender opportunities this year.

Our Other Surgical Businesses franchise delivered revenue growth of 12% in the quarter, with a strong contribution from the Ear, Nose & Throat (‘ENT’) business. The NAVIO robotic surgical business, acquired at the start of the year, is performing well. We completed the sale of Gynaecology for $350 million in the quarter, achieving an attractive multiple (2015 revenue: $56 million). We initiated the associated $300 million share buy-back programme in August. We have purchased $160 million to date and expect to have substantially completed the buy-back by the end of 2016.

In Reconstruction, our Knee Implants franchise continues to perform consistently well, delivering 4% global revenue growth in the quarter driven by our differentiated technologies VERILASTà and the JOURNEY II Total Knee System. We are on-track to launch the total knee application on NAVIO in 2017. In Hip Implants, revenue growth was flat, consistent with recent quarters.

In Advanced Wound Care we again delivered a strong performance in the US, led by sales of ALLEVYNà Life, although overall revenue declined -2% due to continued weakness in China and Europe.

Advanced Wound Bioactives revenue was down -3% in the quarter, and we now expect flat revenue growth for the full year. We continued to see reimbursement headwinds significantly affecting OASISà. In addition, SANTYLà volume growth was offset by pricing pressure in the quarter, which we are addressing with new clinical data to reinforce the health economic value of the product. REGRANEXà growth was below usual levels due to wholesaler stocking patterns.

Advanced Wound Devices continued to rebuild momentum, with revenue up 5% in the quarter. PICOà again delivered strong growth, offsetting the effects of continued distributor destocking in China.

Regional performance for the third quarter

We delivered 2% revenue growth in the US and revenue was flat across our Other Established Markets. We returned the Emerging Markets to growth, with revenue up 6%, as the expected improvements in China came through.

2016 outlook

As stated last quarter, we expect the positive trends in Reconstruction and Sports Medicine and the improvement in China to continue. We expect this to be somewhat offset by the Gulf States and Advanced Wound Bioactives. As previously guided, second half trading profit margin is expected to exceed that delivered in the first half, as usual, although held back by negative operational gearing reflecting sales growth levels.

We benefited from four extra sales days in the first half of 2016 over the same period in 2015, and will have four fewer sales days in the fourth quarter than in Q4 2015.

During the quarter, we reached agreement with the IRS on a US tax issue. As a result, we expect a one-off benefit from a tax provision release and, hence, our tax rate on Trading results for the full year 2016 to be around 24.5%.

4

Consolidated revenue analysis for nine months to 1 October 2016

	1 October 2016 $m	26 September 2015 $m	Reported growth %	Underlying growth[a] %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	3,447	3,377	2%	3%	1%	-2%

Consolidated revenue by franchise	1 October 2016 $m	26 September 2015 $m	Reported growth %	Underlying growth [a] %	Underlying growth [a] %
				Global	US	OUS[b]
Sports Medicine, Trauma & Other	1,412	1,370	3%	4%	6%	2%

Sports Medicine Joint Repair[c]	428	396	8%	10%
Arthroscopic Enabling Technologies[c]	463	455	2%	3%
Trauma & Extremities	355	370	-4%	-4%
Other Surgical Businesses	166	149	11%	15%

Reconstruction	1,129	1,076	5%	4%	4%	4%

Knee Implants[d]	685	635	8%	6%
Hip Implants[d]	444	441	1%	1%

Advanced Wound Management	906	931	-3%	-1%	3%	-4%

Advanced Wound Care	533	559	-5%	-3%
Advanced Wound Bioactives	245	248	-1%	-1%
Advanced Wound Devices	128	124	3%	5%

Total	3,447	3,377	2%	3%	5%	1%

Consolidated revenue by geography	1 October 2016 $m	26 September 2015 $m	Reported growth %	Underlying growth [a] %
US	1,685	1,591	6%	5%
Other Established Markets[e]	1,251	1,248	0%	1%
Emerging Markets	511	538	-5%	-1%

Total	3,447	3,377	2%	3%

(a)	Underlying growth is defined in Note 2 on page 2
(b)	Outside United States
(c)	Included within the nine months to 26 September 2015 analysis is a reclassification of $41 million of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present consistent analysis to the nine months to 1 October 2016 results
(d)	Revenue growth for US knees 5%, OUS knees 7%, US hips 1%, OUS hips 1%
(e)	Australia, Canada, Europe, Japan and New Zealand

5